EXHIBIT 12.1

STATEMENTS RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Year Ended

	1998	1999	2000	2001
	€'000	€'000	€'000	€'000

Loss from operations	(21,084)	(96,339)	(257,008)	(222,785)
Fixed charges	17,092	71,373	168,761	184,103

	(38,176)	(167,712)	(425,769)	(406,888)

Ratio	(2.23)	(2.35)	(2.52)	(2.21)